EXHIBIT 19.2

                                   KHAN FUNDS
                            SHAREHOLDER SERVICE PLAN

                                  INTRODUCTION

          The Board of Trustees (the "Board") of Khan Funds, a Delaware business trust (the "Trust"), has approved this Shareholder Service Plan (the "Plan"), with respect to its various series (each a "Fund"), including without limitation the Khan Growth Fund.

                                    THE PLAN

          The material aspects of the Plan are as follows:

          SECTION 1. The Fund will pay securities broker-dealers, retirement plan sponsors and administrators, and other securities professionals ("Service Organizations") for expenses incurred in connection with non-distribution shareholder services provided by them to shareholders of the Fund, provided that such shareholder servicing is not duplicative of the servicing otherwise provided on behalf of the Funds.

          SECTION 2. Such services may include: (a) establishing and maintaining accounts and records relating to clients of such Service Organizations ("Clients") who invest in Shares of the Funds; (b) aggregating and processing purchase, exchange and redemption requests for Shares from Clients and placing net purchase and redemption orders with respect to the Shares; (c) investing, or causing to be invested, the assets of Clients' accounts in Shares pursuant to specific or pre-authorized instructions; (d) processing dividend and distribution payments from the Trust on behalf of Clients; (e) providing information periodically to Clients showing their positions in Shares; (f) arranging for bank wires; (g) responding to Client inquiries relating to the services performed by Service Organizations; (h) providing subaccounting services with respect to Shares beneficially owned by Clients or the information to the Trust necessary for subaccounting services; (i) preparing any necessary tax reports or forms on behalf of Clients; (j) if required by law, forwarding shareholder communications from the Funds (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to Clients; (k) assisting Clients in changing dividend options, account designations and addresses; and (l) providing such other similar services as the Trust may reasonably request to the extent the Service Organization is permitted to do so under applicable statutes, rules or regulations.

          SECTION 3. While this Plan is in effect, the Service Organization will be paid for such shareholder servicing expenses that are incurred in connection with Shares of the Fund on a monthly basis, at the annual rate of up to 0.25% of each Fund's average daily net assets during such month. These monthly payments may be amended or discontinued at any time by the Board, in its sole discretion.

          SECTION 4. The monthly payments under this Plan shall be made in accordance with, and subject to, the following conditions:

                    (a) if in any month a Fund does not expend the entire amount then available under Sections 1, 2 and 3, and assuming that no unpaid amounts have been carried forward and remain unpaid under such Sections, then the amount not expended shall be considered a credit and may be drawn upon from month to month by the Fund to permit payment under Sections 1, 2 and 3 when necessary in the future;

                    (b) notwithstanding any provision of item (a) above, no amounts payable or credit due pursuant to this Plan for any fiscal year may be utilized as a credit beyond the end of such

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                    year. In addition, any amount being carried forward during any given year shall be extinguished in the event this Plan is terminated in that year;

                    (c) payments made out of or charged against the assets of a particular Fund must be in payment for shareholder servicing expenses incurred on behalf of such Fund; and

                    (e) payments made pursuant to Sections 1, 2 and 3 must be for the shareholder servicing expenses described therein.

          Payments to a Service Organization under this Plan shall be subject to compliance by the Service Organization with the terms of a shareholder service agreement between the Service Organization and the Trust.

          SECTION 5. For purposes of determining the amounts payable under this Plan, the value of a Fund's net assets shall be computed in the manner specified in the Fund's prospectus and statement of additional information as then in effect for the computation of the value of the Fund's net assets.

          SECTION 6. The Administrator shall provide the Board, at least quarterly, with a written report of all amounts expended pursuant to this Plan. The report shall state the purpose for which the amounts were expended.

          SECTION 7. This Plan shall continue in full force and effect upon approval and adoption by the Board and shall continue thereafter automatically for successive annual periods provided such continuance is approved by a majority of the Board, including a majority of the Trustees who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan (the "Disinterested Trustees"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the continuance of the Plan. This Plan may be amended at any time by the Board, provided that any material amendments of the terms of this Plan shall become effective only upon the approval by a majority of the Board and a majority of the Disinterested Trustees pursuant to a vote cast in person at a meeting called for the purpose of voting on the Plan. This Plan is terminable, as to any Fund, without penalty at any time by the Board.

Dated:  April 21 1997

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